Duo World, Inc.

No. 403 Galle Road

Colombo 03, Sri Lanka

+(94) 112 375 000

September 20, 2016

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F St. N.E.

Washington D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Bernard Nolan, Attorney-Advisor
Gabriel Eckstein, Attorney-Advisor.
Frank Knapp, Accountant

Re:	Duo World, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 12, 2016
File No. 333-211460

Dear Madam or Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“Act”), the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Daylight Time, on September 26, 2016, or as soon thereafter as practicable. Please call our securities counsel, David E. Wise, Esq. at (210) 323-6074 as soon as our Registration Statement is effective.

By making this request for acceleration, the undersigned and the Company hereby acknowledge and accept their respective responsibilities under the Act and the Securities Exchange Act of 1934.

The Company also acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Form S-1;

2.	The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Form S-1; and

3.	The Company may not assert staff comments on the Form S-1 and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Duo World, Inc.

By:	/s/ Muhunthan Canagasooryam
Muhunthan Canagasooryam
President and Chief Executive Officer